Exhibit 99.1 Press release

WiLAN Subsidiary Enters into License Agreement with MobileDemand

Company signs its first license to valuable wireless technology in four months

OTTAWA, Canada – October 5, 2015 – WiLAN (TSX:WIN) (NASD:WILN) today announced that the Company’s wholly-owned subsidiary, Mobile Data Off-Loading Inc., has entered into a patent license agreement with MobileDemand LLC covering technology that transfers communications between Wi-Fi and cellular wireless networks.

“WiLAN acquired this exciting technology in May of 2015 and we are pleased to be signing our first licensing agreement for the portfolio just four months later,” said Jim Skippen, President & CEO, WiLAN.  “We are not overly surprised at the early success we are having since patents in this portfolio have been successfully litigated and licensed in the past.  This valuable technology, which offloads cellular traffic to cheaper Wi-Fi, improves the user experience and can lower costs.”

MobileDemand is a global provider of innovative, Windows-based rugged tablets that are used in diverse industries including transportation and logistics, healthcare, oil and gas, mining and retail supply chain.

The consideration to be paid to WiLAN and all other terms of the license agreement are confidential.

About WiLAN

WiLAN is one of the most successful patent licensing companies in the world and helps companies unlock the value of intellectual property by managing and licensing their patent portfolios.  The Company operates in a variety of markets including automotive, digital television, Internet, medical, semiconductor and wireless communication technologies.  WiLAN’s wholly-owned subsidiary, WiLAN Labs, develops and commercializes innovative solutions to the challenges facing next generation communication networks.  Founded in 1992, WiLAN is listed on the TSX and NASDAQ and is included in the S&P/TSX Dividend and Dividend Aristocrats Indexes.  For more information: www.wilan.com.

Forward-looking Information

This news release contains forward-looking statements and forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and other United States and Canadian securities laws.  Forward-looking statements and forward-looking information are based on estimates and assumptions made by WiLAN in light of its experience and its perception of historical trends, current conditions, expected future developments and the expected effects of new business strategies, as well as other factors that WiLAN believes are appropriate in the circumstances. Many factors could cause WiLAN's actual performance or achievements to differ materially from those expressed or implied by the forward-looking statements or forward-looking information. Such factors include, without limitation, the risks described in WiLAN’s February 2, 2015 annual information form for the year ended December 31, 2014 (the “AIF”). Copies of the AIF may be obtained at www.sedar.com or www.sec.gov. WiLAN recommends that readers review and consider all of these risk factors and notes that readers should not place undue reliance on any of WiLAN's forward-looking statements. WiLAN has no intention and undertakes no obligation to update or revise any forward-looking statements or forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

All trademarks and brands mentioned in this release are the property of their respective owners.

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For media and investor inquiries, please contact: Ana Raman Director, Investor Relations O: 613.688.4333 C: 613.668.8874 E: araman@wilan.com

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